Exhibit 99.1

CANADA GOOSE ANNOUNCES ELECTION OF DIRECTORS AND REAPPOINTMENT OF DELOITTE LLP AS

AUDITOR

Toronto, ON (August 14, 2018) — Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE/TSX: GOOS) held its annual meeting of shareholders on August 10, 2018. All the nominees for election as directors listed in the Company’s management information circular dated June 29, 2018 were elected by a majority of the votes cast by shareholders virtually present or represented by proxy at the meeting. The voting results for each nominee are as follows:

Nominee	Votes For	%	Votes Withheld	%
Dani Reiss	629,122,036	97.70%	14,806,623	2.30%
Ryan Cotton	628,859,309	97.66%	15,069,349	2.34%
Joshua Bekenstein	628,858,623	97.66%	15,070,035	2.34%
Stephen Gunn	641,792,418	99.67%	2,136,240	0.33%
Jean-Marc Huët	641,848,772	99.68%	2,079,886	0.32%
John Davison	640,713,599	99.50%	3,215,059	0.50%
Maureen Chiquet	637,841,572	99.05%	6,087,086	0.95%
Jodi Butts	643,668,245	99.96%	260,413	0.04%

Furthermore, Deloitte LLP was reappointed as the Company’s auditor for the ensuing year. The voting results with respect to the reappointment of Deloitte LLP as the Company’s auditor are as follows:

Votes For	%	Votes Withheld	%
647,928,964	99.83%	1,086,686	0.17%

About Canada Goose

Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, and Tokyo, people are proud to wear Canada Goose products. Employing more than 3,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit www.canadagoose.com for more information.

For more information, please contact:

Investors:

IR@canadagoose.com

Media:

media@canadagoose.com